UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Active Network, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

00506D100

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00506D100	Page 2 of 40 Pages

(1)	Names of reporting persons Canaan Equity II L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,261,595
(7) Sole dispositive power 0
(8) Shared dispositive power 1,261,595
(9)	Aggregate amount beneficially owned by each reporting person 1,261,595
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 2.3%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 3 of 40 Pages

(1)	Names of reporting persons Canaan Equity II Entrepreneurs LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 100,156
(7) Sole dispositive power 0
(8) Shared dispositive power 100,156
(9)	Aggregate amount beneficially owned by each reporting person 100,156
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.2%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 4 of 40 Pages

(1)	Names of reporting persons Canaan Equity II L.P. (QP)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 564,346
(7) Sole dispositive power 0
(8) Shared dispositive power 564,346
(9)	Aggregate amount beneficially owned by each reporting person 564,346
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.0%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 5 of 40 Pages

(1)	Names of reporting persons Canaan Equity Partners II LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,926,097
(7) Sole dispositive power 0
(8) Shared dispositive power 1,926,097
(9)	Aggregate amount beneficially owned by each reporting person 1,926,097
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 6 of 40 Pages

(1)	Names of reporting persons Canaan Equity III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,693,993
(7) Sole dispositive power 0
(8) Shared dispositive power 1,693,993
(9)	Aggregate amount beneficially owned by each reporting person 1,693,993
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.1%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 7 of 40 Pages

(1)	Names of reporting persons Canaan Equity III Entrepreneurs LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 63,260
(7) Sole dispositive power 0
(8) Shared dispositive power 63,260
(9)	Aggregate amount beneficially owned by each reporting person 63,260
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.1%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 8 of 40 Pages

(1)	Names of reporting persons Canaan Equity Partners III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,757,253
(7) Sole dispositive power 0
(8) Shared dispositive power 1,757,253
(9)	Aggregate amount beneficially owned by each reporting person 1,757,253
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.2%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 9 of 40 Pages

(1)	Names of reporting persons Canaan VII L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 00506D100	Page 10 of 40 Pages

(1)	Names of reporting persons Canaan Partners VII LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 11 of 40 Pages

(1)	Names of reporting persons Charmers Landing LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,926,097
(7) Sole dispositive power 0
(8) Shared dispositive power 1,926,097
(9)	Aggregate amount beneficially owned by each reporting person 1,926,097
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 12 of 40 Pages

(1)	Names of reporting persons Stonehenge LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,926,097
(7) Sole dispositive power 0
(8) Shared dispositive power 1,926,097
(9)	Aggregate amount beneficially owned by each reporting person 1,926,097
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 13 of 40 Pages

(1)	Names of reporting persons Waubeeka LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,926,097
(7) Sole dispositive power 0
(8) Shared dispositive power 1,926,097
(9)	Aggregate amount beneficially owned by each reporting person 1,926,097
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 00506D100	Page 14 of 40 Pages

(1)	Names of reporting persons Brenton K. Ahrens
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 15 of 40 Pages

(1)	Names of reporting persons John V. Balen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,561,671
(7) Sole dispositive power 0
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,561,671
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 16 of 40 Pages

(1)	Names of reporting persons Stephen D. Bloch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 17 of 40 Pages

(1)	Names of reporting persons Stephen L. Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 23,546
(6) Shared voting power 5,561,671
(7) Sole dispositive power 23,546
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,585,217
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 18 of 40 Pages

(1)	Names of reporting persons Wende Hutton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 19 of 40 Pages

(1)	Names of reporting persons Maha S. Ibrahim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,878,321
(7) Sole dispositive power 0
(8) Shared dispositive power 1,878,321
(9)	Aggregate amount beneficially owned by each reporting person 1,878,321
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.5%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 20 of 40 Pages

(1)	Names of reporting persons Deepak Kamra
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,561,671
(7) Sole dispositive power 0
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,561,671
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 21 of 40 Pages

(1)	Names of reporting persons Gregory Kopchinsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,561,671
(7) Sole dispositive power 0
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,561,671
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 22 of 40 Pages

(1)	Names of reporting persons Seth A. Rudnick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,635,574
(7) Sole dispositive power 0
(8) Shared dispositive power 3,635,574
(9)	Aggregate amount beneficially owned by each reporting person 3,635,574
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.7%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 23 of 40 Pages

(1)	Names of reporting persons Guy M. Russo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,561,671
(7) Sole dispositive power 0
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,561,671
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 24 of 40 Pages

(1)	Names of reporting persons Eric A. Young
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,561,671
(7) Sole dispositive power 0
(8) Shared dispositive power 5,561,671
(9)	Aggregate amount beneficially owned by each reporting person 5,561,671
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 00506D100	Page 25 of 40 Pages

Item 1(a).	Name of Issuer

The Active Network, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

10182 Telesis Court

Suite 100

San Diego, CA 92121

Item 2(a).	Name of Person Filing

This statement is filed by:

(i)	Canaan Equity II L.P. (“Canaan Equity II”), a Delaware limited partnership;

(ii)	Canaan Equity II L.P. (QP) (“Canaan Equity II QP”), a Delaware limited partnership;

(iii)	Canaan Equity II Entrepreneurs LLC (“Canaan II Entrepreneurs”), a Delaware limited liability company;

(iv)	Canaan Equity Partners II LLC (“Canaan II”), a Delaware limited liability company;

(v)	Canaan Equity III L.P. (“Canaan Equity III”), a Delaware limited partnership;

(vi)	Canaan Equity III Entrepreneurs LLC (“Canaan III Entrepreneurs”), a Delaware limited liability company;

(vii)	Canaan Equity Partners III LLC (“Canaan III”), a Delaware limited liability company;

(viii)	Canaan VII L.P. (“Canaan VII L.P.”), a Delaware limited partnership,

(ix)	Canaan Partners VII LLC (“Canaan VII”), a Delaware limited liability company;

(x)	Charmers Landing LLC (“Charmers”), a Delaware limited liability company;

(xi)	Stonehenge LLC (“Stonehenge”) a Delaware limited liability company;

(xii)	Waubeeka LLC (“Waubeeka”), a Delaware limited liability company;

(xiii)	Brenton K. Ahrens;

(xiv)	John V. Balen;

(xv)	Stephen D. Bloch;

(xvi)	Stephen L. Green;

(xvii)	Wende Hutton;

(xviii)	Maha S. Ibrahim;

(xix)	Deepak Kamra;

(xx)	Gregory Kopchinsky;

(xxi)	Seth A. Rudnick;

(xxii)	Guy M. Russo; and

(xxiii)	Eric A. Young.

We refer to the individuals and entities identified in (i)-(xxiii) above collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence

Except in the case of Messrs. Balen, Kamra, Young and Mmes. Hutton and Ibrahim, the principal business address of the Reporting Persons is 285 Riverside Avenue, Suite 250, Westport, CT 06880. The principal business address of Messrs. Balen, Kamra, Young and Mmes. Hutton and Ibrahim is 2765 Sand Hill Road, Menlo Park, CA 94025.

Item 2(c).	Citizenship

Each of Canaan Equity II, Canaan Equity II (QP), Canaan Equity III and Canaan VII are limited partnerships organized under the laws of Delaware. Each of Charmers Landing LLC, Stonehenge

SCHEDULE 13G

CUSIP No. 00506D100	Page 26 of 40 Pages

LLC, Waubeeka LLC, Canaan II Entrepreneurs, Canaan III Entrepreneurs, Canaan II, Canaan III, and Canaan VII is a limited liability company organized under the laws of Delaware. Each of the individuals named above is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share (“Common Stock”), of The Active Network, Inc.

Item 2(e).	CUSIP Number

00506D100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None

Item 4.	Ownership

Item 4(a)

As of December 31, 2011, (i) 100,156 shares are held of record by Canaan II Entrepreneurs, (ii) 1,261,595 shares are held of record by Canaan Equity II L.P., (iii) 564,346 shares are held of record by Canaan Equity II L.P. (QP), (iv) 63,260 shares held of record by Canaan Equity III Entrepreneurs LLC, (v) 1,693,993 shares are held of record by Canaan Equity III L.P., (vi) 1,878,321 shares are held of record by Canaan VII L.P., and (vii) 23,546 shares are held of record by Stephen L. Green (the “Green Shares”). Canaan II as (a) the sole Manager of Canaan II Entrepreneurs and (b) the sole General Partner of each of Canaan Equity II and Canaan Equity II (QP), has ultimate voting and dispositive power over the shares held of record by Canaan Entrepreneurs II, Canaan Equity II and Canaan Equity II (QP) (the “Canaan II Shares”). Canaan III as (a) the sole Manager of Canaan III Entrepreneurs and (b) the sole General Partner of Canaan Equity III, has ultimate voting and dispositive power over the shares held of record by Canaan III Entrepreneurs and Canaan Equity III (the “Canaan III Shares”). Canaan VII is the sole General Partner of Canaan VII L.P. and has ultimate voting and dispositive power over the shares held of record by Canaan VII L.P. (the “Canaan VII Shares”). Shared voting and dispositive power over the Canaan II Shares is vested in the managers of Canaan II, which are Messrs. Balen, Green, Kamra, Kopchinsky, Russo and Young, and Charmers, Stonehenge and Waubeeka, which may also be deemed to beneficially own the Canaan II Shares. Shared voting and dispositive power over the Canaan III Shares is vested in the managers of Canaan III, which are Messrs. Balen, Green, Kamra, Kopchinsky, Rudnick, Russo and Young, who may also be deemed to beneficially own the Canaan III Shares. Shared voting and dispositive power over the Canaan VII Shares is vested in the managers of Canaan VII, which are Messrs. Ahrens, Balen, Bloch, Kamra, Kopchinsky, Rudnick, Russo and Young, and Mmes. Hutton and Ibrahim, who may also be deemed to beneficially own the Canaan VII Shares. Mr. Green is not a manager of Canaan VII, but as member of the Company’s board of directors and a manager of Canaan II and Canaan III, he may be deemed to have shared voting and dispositive power over the Canaan VII shares. In addition to the Green Shares, Mr. Green currently holds options to purchase 46,000 shares of Common Stock, none of which are exercisable on or within 60 days of the Date of Event of this Schedule 13G filing (the “Green Options”). Mr. Green has direct ownership over the Green Shares and the Green Options.

Item 4(b)

The Reporting Persons beneficially own, in the aggregate, approximately 10.0% of the outstanding Common Stock of the Issuer based on the 56,443,349 shares of Common Stock reported to be outstanding on the Issuer’s Registration Statement filed on Form S-1, as filed with the SEC on January 20, 2012.

SCHEDULE 13G

CUSIP No. 00506D100	Page 27 of 40 Pages

September 30,

Canaan Equity II L.P.	2.3%

Canaan Equity II L.P. (QP)	1.0%

Canaan Equity II Entrepreneurs LLC	0.2%

Canaan Equity Partners II LLC	3.5%

Canaan Equity III L.P.	3.1%

Canaan Equity III Entrepreneurs LLC	0.1%

Canaan Equity Partners III LLC	3.2%

Canaan VII L.P.	3.5%

Canaan Partners VII LLC	3.5%

Charmers Landing LLC	3.5%

Stonehenge LLC	3.5%

Waubeeka LLC	3.5%

Brenton K. Ahrens	3.5%

John V. Balen	10.2%

Stephen D. Bloch	3.5%

Stephen L. Green	10.2%

Wende Hutton	3.5%

Maha S. Ibrahim	3.5%

Deepak Kamra	10.2%

Gregory Kopchinsky	10.2%

Seth A. Rudnick	6.7%

Guy M. Russo	10.2%

Eric A. Young	10.2%

Item 4(c)

Number of Shares as to which the Person has:

SCHEDULE 13G

CUSIP No. 00506D100	Page 28 of 40 Pages

	September 30,	September 30,	September 30,	September 30,
Reporting Person	NUMBER OF SHARES
	(i)	(ii)	(iii)	(iv)

Canaan Equity II L.P.	0	1,261,595	0	1,261,595

Canaan Equity II L.P. (QP)	0	564,346	0	564,346

Canaan Equity II Entrepreneurs LLC	0	100,156	0	100,156

Canaan Equity Partners II LLC	0	1,926,097	0	1,926,097

Canaan Equity III L.P.	0	1,693,993	0	1,693,993

Canaan Equity III Entrepreneurs LLC	0	63,260	0	63,260

Canaan Equity Partners III LLC	0	1,757,253	0	1,757,253

Canaan VII L.P.	0	1,878,321	0	1,878,321

Canaan Partners VII LLC	0	1,878,321	0	1,878,321

Charmers Landing LLC	0	1,926,097	0	1,926,097

Stonehenge LLC	0	1,926,097	0	1,926,097

Waubeeka LLC	0	1,926,097	0	1,926,097

Brenton K. Ahrens	0	1,878,321	0	1,878,321

John V. Balen	0	5,561,671	0	5,561,671

Stephen D. Bloch	0	1,878,321	0	1,878,321

Stephen L. Green	23,546	5,561,671	23,546	5,561,671

Wende Hutton	0	1,878,321	0	1,878,321

Maha S. Ibrahim	0	1,878,321	0	1,878,321

Deepak Kamra	0	5,561,671	0	5,561,671

Gregory Kopchinsky	0	5,561,671	0	5,561,671

Seth A. Rudnick	0	3,635,574	0	3,635,574

Guy M. Russo	0	5,561,671	0	5,561,671

Eric A. Young	0	5,561,671	0	5,561,671

SCHEDULE 13G

CUSIP No. 00506D100	Page 29 of 40 Pages

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 00506D100	Page 30 of 40 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Canaan Equity II L.P.

By: Canaan Equity Partners II LLC, its General Partner

By: *
Name: Title:

Canaan Equity II Entrepreneurs LLC

By: Canaan Equity Partners II LLC, its Manager

By: *
Name: Title:

Canaan Equity II L.P (QP)

By: Canaan Equity Partners II LLC, its General Partner

By: *
Name: Title:

Canaan Equity Partners II LLC

By: *
Name: Title:

Canaan Equity III L.P.

By: Canaan Equity Partners III LLC, its General Partner

By: *
Name: Title:

SCHEDULE 13G

CUSIP No. 00506D100	Page 31 of 40 Pages

Canaan Equity III Entrepreneurs LLC

By: Canaan Equity Partners III LLC, its Manager

By: *
Name: Title:

Canaan Equity Partners III LLC

By: *
Name: Title:

Canaan VII L.P.

By: *
Name: Title:

Canaan Partners VII LLC

By: *
Name: Title:

Charmers Landing LLC

By: *
Name: Stephen L. Green Title: Manager

Stonehenge LLC

By: *
Name: Gregory Kopchinsky Title: Manager

Waubeeka LLC

By: *
Name: Guy M. Russo Title: Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 32 of 40 Pages

*
Brenton K. Ahrens

*
John V. Balen

*
Stephen D. Bloch

*
Stephen L. Green

*
Wende Hutton

*
Maha S. Ibrahim

*
Deepak Kamra

*
Gregory Kopchinsky

*
Seth A. Rudnick

/s/ Guy M. Russo
Guy M. Russo

*
Eric A. Young

*By:	/s/ Guy M. Russo
Guy M. Russo Attorney-in-Fact

This Schedule 13G was executed by Guy M. Russo pursuant to a Power of Attorney, a copy of which is filed herewith as Exhibit 1

SCHEDULE 13G

CUSIP No. 00506D100	Page 33 of 40 Pages

Exhibit 1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Guy M. Russo and Jaime Slocum his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his or her capacity as a general partner or authorized signatory, as the case may be, and on behalf of any of Canaan Equity II L.P., Canaan Equity II Entrepreneurs LLC, Canaan Equity II L.P (QP), Canaan Equity Partners II LLC, Canaan Equity III L.P., Canaan Equity III Entrepreneurs LLC, Canaan Equity Partners III LLC, Canaan VII L.P., and Canaan Partners VII LLC, in each case pursuant to the Securities Act of 1933, as amended, (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder (including filings on pursuant to Section 16 (Forms 3, 4 and 5) and Section 13 (Schedule 13D and Schedule 13G) of the Exchange Act) and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act, the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby, and ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 13G

CUSIP No. 00506D100	Page 34 of 40 Pages

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 14th day of February, 2012.

Canaan Equity II L.P.

By:	Canaan Equity Partners II LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity II Entrepreneurs LLC

By:	Canaan Equity Partners II LLC, its Manager

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity II L.P (QP)

By:	Canaan Equity Partners II LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity Partners II LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity III L.P.

By:	Canaan Equity Partners III LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 35 of 40 Pages

Canaan Equity III Entrepreneurs LLC

By:	Canaan Equity Partners III LLC, its Manager

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity Partners III LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan VII L.P.

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Partners VII LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Charmers Landing LLC

By:	/s/ Stephen L. Green
Name:	Stephen L. Green
Title:	Manager

Stonehenge LLC

By:	/s/ Gregory Kopchinsky
Name:	Gregory Kopchinsky
Title:	Manager

Waubeeka LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 36 of 40 Pages

/s/ Brenton K. Ahrens
Brenton K. Ahrens

/s/ John V. Balen
John V. Balen

/s/ Stephen D. Block
Stephen D. Bloch

/s/ Stephen L. Green
Stephen L. Green

/s/ Wende Hutton
Wende Hutton

/s/ Maha S. Ibrahim
Maha S. Ibrahim

/s/ Deepak Kamra
Deepak Kamra

/s/ Gregory Kopchinsky
Gregory Kopchinsky

/s/ Seth A. Rudnick
Seth A. Rudnick

/s/ Guy M. Russo
Guy M. Russo

/s/ Eric A. Young
Eric A. Young

SCHEDULE 13G

CUSIP No. 00506D100	Page 37 of 40 Pages

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of The Active Network, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SCHEDULE 13G

CUSIP No. 00506D100	Page 38 of 40 Pages

EXECUTED as of this 14th day of February, 2012.

Canaan Equity II L.P.

By:	Canaan Equity Partners II LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity II Entrepreneurs LLC

By:	Canaan Equity Partners II LLC, its Manager

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity II L.P (QP)

By:	Canaan Equity Partners II LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity Partners II LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity III L.P.

By:	Canaan Equity Partners III LLC, its General Partner

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 39 of 40 Pages

Canaan Equity III Entrepreneurs LLC

By:	Canaan Equity Partners III LLC, its Manager

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Equity Partners III LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan VII L.P.

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Canaan Partners VII LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

Charmers Landing LLC

By:	/s/ Stephen L. Green
Name:	Stephen L. Green
Title:	Manager

Stonehenge LLC

By:	/s/ Gregory Kopchinsky
Name:	Gregory Kopchinsky
Title:	Manager

Waubeeka LLC

By:	/s/ Guy M. Russo
Name:	Guy M. Russo
Title:	Manager

SCHEDULE 13G

CUSIP No. 00506D100	Page 40 of 40 Pages

/s/ Brenton K. Ahrens
Brenton K. Ahrens

/s/ John V. Balen
John V. Balen

/s/ Stephen D. Block
Stephen D. Bloch

/s/ Stephen L. Green
Stephen L. Green

/s/ Wende Hutton
Wende Hutton

/s/ Maha S. Ibrahim
Maha S. Ibrahim

/s/ Deepak Kamra
Deepak Kamra

/s/ Gregory Kopchinsky
Gregory Kopchinsky

/s/ Seth A. Rudnick
Seth A. Rudnick

/s/ Guy M. Russo
Guy M. Russo

/s/ Eric A. Young
Eric A. Young